Exhibit 99.2

Vision Marine Technologies, Inc. Appoints Anthony Cassella, Chief Accounting Officer of MarineMax, to the Board of Directors

MONTREAL, QC / ACCESSWIRE / February 13, 2024 / Vision Marine Technologies Inc., (NASDAQ:VMAR) ("Vision Marine" or the "Company"), a global leader and innovator within the performance electric recreational boating industry, announced today the appointment of Anthony E. Cassella Jr., Executive Vice President Finance and Chief Accounting Officer of MarineMax, Inc. (NYSE: HZO) to the Company's Board of Directors as an independent director. This appointment reinforces Vision Marine's leading role in marine technology innovation and underscores its commitment to strong corporate governance.

"Anthony brings a wealth of knowledge and experience to the Vision Marine Board, having served in roles of increasing responsibility over his 26-year career with MarineMax. His progressive leadership at MarineMax aligns with our Board's commitment to a thoughtfully executed growth strategy and robust corporate governance. We are thrilled to welcome Anthony to the Board and are eager to benefit from his strategic contributions," stated Alex Mongeon, CEO of Vision Marine Technologies.

Mr. Cassella is a highly accomplished leader who has played an important role in MarineMax's growth. Among his responsibilities at MarineMax, Mr. Cassella oversees key functions including finance, mergers and acquisitions, accounting, inventory, and treasury. Vision Marine believes that Mr. Cassella's background and knowledge of the industry will bring incredible value to the next chapter of Vision Marine's mission to become the leading provider of electric propulsion for the boating industry.

"I am excited to join Vision Marine's Board at such an important time of growth for the Company," Mr. Cassella stated. "Vision Marine is on an innovative path with the potential to create exciting new opportunities across the industry. I look forward to working with Alex and the entire Board in supporting Vision Marine's continued momentum and leading role in marine technology."

About Vision Marine Technologies, Inc: Spearheading the Electric Boating Revolution

As a leader in the marine industry's shift to electric propulsion, Vision Marine (NASDAQ:VMAR) is at the vanguard of this transformation. Its pioneering E-Motion™ outboard powertrain system represents a significant leap in marine technology. Vision Marine, as a champion of eco-friendly electric powerboats, is not just participating in the industry's evolution - it is driving it. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine's control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2023, as such factors may be updated from time to time in Vision Marine's periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Investor and Company Contact:

Bruce Nurse

303-919-2913

bn@v-mti.com

SOURCE: Vision Marine Technologies Inc